

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

November 26, 2007

Mr. Michael Kinley
Chief Financial Officer
Wealth Minerals Ltd.
#1901 – 1177 West Hastings Street
Vancouver, British Columbia, Canada V6E 2K3

> **Re:**   **Wealth Minerals Ltd.**
> **Form 20-F for Fiscal Year Ended November 30, 2006**
> **Filed June 18, 2007**
> **File No. 000-29986**

Dear Mr. Kinley:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended November 30, 2006

Financial Statements

Consolidated Statements of Cash Flows

1.   We note that you present yearly changes in your cash and term deposit balances
        in your Statements of Cash Flows, even though you identify term deposits as
        being other than cash equivalents in your policy discussion under Note 2. This
        presentation does not appear to be consistent with the guidance in CICA
        Handbook Section 1540, specifically that residing in paragraphs 12, 06(c), and
        06(b). In addition, your presentation of restricted cash as a current asset appears
        to be inconsistent with the guidance in paragraph 07 of this literature, as well as
        paragraph 01(a) of CICA Handbook Section 3000. Please revise your cash flow
        statement presentation accordingly. Also explain why the amounts on the
        impairment of mineral properties line item in your Statements of Cash Flows are
        not equal to the corresponding amounts in your Statements of Operations.

Note 6 – Refundable Acquisition Fee

2.   We note you disclose that under a letter of intent dated December 6, 2004,
        amended January 31, 2005, you advanced U.S.$150,000, which is secured by "the
        pledge" of 250,000 shares of Tumi Resources Ltd., in connection with the
        acquisition of either a Columbian or a Mexican mineral project. You further
        disclose that you decided not to proceed with the acquisition and that on April 1,
        2005 you demanded the return of the $150,000 advance. However, you state that
        repayment has not occurred and given the decline in the market value of the
        pledged Tumi shares, you have written down the deposit to $100,000 as of
        November 30, 2006. Please expand your disclosure to explain your rationale for
        reporting the deposit as a current asset, and to clarify whether you hold and can
        sell the Tumi shares. If this is not the case, tell us how you are able to support
        recoverability of the remaining balance, following the guidance in CICA
        Handbook Section 3290 for Canadian GAAP, and SFAS 5 for U.S. GAAP.

Note 19 – United States Generally Accepted Accounting Principles

3.   Please expand your disclosure to address the Canadian to U.S. GAAP difference
        pertaining to the classification of expenditures on mineral properties which are
        expensed under U.S. GAAP, which would need to be shown as operating cash
        flows.

Engineering Comments

General

4.   We note that your EDGAR filing does not include page numbers. Please ensure that you paginate all your filings.

Property, Plants and Equipment

5.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified which are not material, include a statement to that effect, clarifying your intentions. For each material property, include the following information:

-   The location and means of access to the property, including the mode of transportation utilized to and from the property.

-   Any conditions that must be met in order to obtain or retain title to the property.

-   A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

-   A description of any work completed on the property and its present condition.

-   The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

-   A description of equipment, infrastructure, and other facilities.

-   The current state of exploration of the property.

-   The total costs incurred to date and all planned future costs.

-   The source of power and water that can be utilized at the property.

-   If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:

www.sec.gov/about/forms/industryguides.pdf

6.   Please insert a small-scale map showing the location and access to each property, where consistent with Instruction 1(a) to Item 4.D of Form 20-F. Please note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900.   We believe the guidance in Instruction 1(a) to Item 4.D of Form 20-F would generally require maps and drawings having the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Bororo Nuevo Property

7.   Please describe only geology, history, or exploration results that are directly related to the properties that you have the right to explore or mine. Otherwise such disclosure may cause investors to infer that your properties have similar mineralization attributes, because of their proximity to these other mines, deposits or properties. Accordingly, we believe that you should remove information unrelated to your mineral property interests, including references to mines,

prospects, or other companies operating in or near to your properties; and instead focus the disclosure solely on your mineral property interests.

8.   As a general checklist, when reporting the results of sampling and chemical analyses, the following points may assist you in preparing meaningful disclosure about mineralization of existing or potential economic significance on your property:

- Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and

provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses
to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosures in the filing to be certain that the filing includes all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosures, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the
filing;

- staff comments or changes to disclosures in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated
by the Commission or any person under the federal securities laws of the United
States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding
comments on the financial statements and related matters. You may contact George
Schuler, Mining Engineer at (202) 551-3718 with questions about engineering comments.
Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief